RREEF Property Trust

RREEF Property Trust, Inc.
345 Park Avenue, 26th Floor
New York, NY 10154

December 12, 2014
Via EDGAR AND Overnight Delivery

Daniel L. Gordon Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	RREEF Property Trust, Inc. Form 10-K for the Year Ended December 31, 2013 File No. 333-180356

Dear Mr. Gordon:
This letter sets forth the response of RREEF Property Trust, Inc. (the “Issuer”) to the correspondence from the staff of the U.S. Securities and Exchange Commission (the “SEC”) to the Issuer’s Form 10-K for the Year Ended December 31, 2013 (the “Form 10-K”) that was filed with the SEC on March 14, 2014. For your convenience, the Issuer has set forth below your comments followed by the Issuer’s responses thereto.
Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations Company-defined FFO, page 60

1.
Comment:    We note that you exclude certain operating expenses that are paid on your behalf by your advisor to calculate company-defined FFO. Please explain your basis for adjusting this non-GAAP measure for these items. For reference see Item 10(e) of Regulation S-K.

Response:    The objective of the non-GAAP measures, when presented in combination with net income or loss and cash flow from operating activities, is to give the reader insight into the ongoing financial performance of the Issuer. A significant component of the Issuer’s operating performance is the fact that the Issuer’s advisor is paying certain of the Issuer’s operating expenses (the “expense support”). Neither the FFO nor MFFO non-GAAP measures typically disclosed by a non-listed REIT such as the Issuer will reflect the impact of the expense support provided by the Issuer’s advisor. The Issuer prefers to provide maximum transparency to the reader as to the impact of the expense support on the Issuer’s operations, including the periods in which the Issuer is receiving expense support and the periods in which the Issuer is repaying the expense support. Another objective is to provide a non-GAAP measure that will allow a reader to better compare the operating performance of the Issuer to the operating performance of other non-listed REITs who are not in the early stages of their life cycle.
Additionally, the public arena to which the Issuer markets its shares for distribution has expressed considerable interest in the ongoing performance of the Issuer’s investments. As the Issuer is in the start up and acquisition phase of its life cycle, providing Company-defined FFO as an additional non-GAAP measure in concert with FFO, MFFO and the Issuer’s consolidated financial statements will allow the reader to better assess the Issuer’s long-term operating potential.
Furthermore, the Issuer notes that other non-listed REITs, including comparable daily NAV non-listed REITs similar to the Issuer, currently disclose other non-GAAP FFO metrics such as Company-defined FFO and Adjusted FFO.
Schedule III Real Estate and Accumulated Depreciation, page 88

2.
Comment:    In future periodic filings where disclosure of Schedule III is required by Rules 5-04 and 12-28 of Regulation S-X eliminate acquired intangible lease assets and related accumulated amortization from such schedule or tell us why you believe such inclusion is appropriate.

Response:    As reflected in Note 4 to the Issuer’s audited financial statements contained in the Form 10-K, the Issuer allocates the cost of acquired real estate investments among various components in accordance with ASC 805. Such allocation includes acquired in-place leases, acquired above-market leases and acquired below-market leases. The Issuer believes that Rules 5-04 and 12-28 of Regulation S-X were written prior to the existence of ASC 805 (inclusive of its former name) and therefore the Issuer believes that the original intent of Schedule III was to present, on the basis of individual real estate investments, information about the full cost of the real estate investments and the related accumulated depreciation or amortization. As the acquired intangibles form part of the cost of the real estate investments, the Issuer included such amounts in its Schedule III.
The Issuer hereby acknowledges that:

•	the Issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if you should need additional information or should have questions.

Sincerely,

Julianna S. Ingersoll
Chief Financial Officer

cc:	James N. Carbone, Chief Executive Officer, RREEF Property Trust, Inc. Eric Russell, Controller, RREEF Property Trust, Inc. Rosemarie A. Thurston, Alston & Bird LLP Jason W. Goode, Alston & Bird LLP

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